2025 Earnings Release

2 Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1st, 2018 and K-IFRS 1116 ‘Leases’ as of Jan 1st, 2019. There are no obligation to apply the new standard to previous financial statements. If you have any questions related to this material, please contact the IR department. Tel: +82-70-4193-4036

1 2025 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix Contents

4 2025 Highlights1 28,244.2bn (YoY +6.9%) 2,469.1 bn (YoY +205.0%) 1 9,324.0bn (YoY +4.0%) 1 ,305.0bn (YoY +276.6%) OP increased, driven by real estate PJT*, CT and group portfolio growthFinancials Operating Profit RevenueCons. Sep. Operating Profit Revenue (Unit: KRW) * Gwangjin-gu Lotte Eastpole Apartment Accelerate AX growth Shareholder return New CEO ✓4Q25 DPS : KRW 600 record date: 26.02.25 - FY25 DPS KRW 2,400yoy +20% ,3 consecutive years of growth ✓Share buyback/cancellation* : KRW 250bn - FY26 Value up plan (maintaining FY25 level) ✓BoD finalizes Yoon-young Park as nominee’25.12.16 - Expertise in network technologies and B2B business - Appointment subject to approval at the 2026 AGM ※ Cancellation subject to foreign ownership limits ✓ kt Millie’s Library, kt alpha; value up initiatives - kt alpha dividend policy‘25.12, kt Millie’s Library value up plan‘26.01 ✓Launched Microsoft partnership products; expanded order pipeline - SOTA K, GPUaaSSep.25 - Secure Public CloudNov.’25 ✓Pre-sales based on Palantir partnership - Execute PoC with financial clients - Identify further business opportunities ✓Opened ‘Gasan’ AI Data Center Nov.’25 - First commercialization of Direct-to-Chip liquid cooling technology in domestic market - IT Capacity: 26MW (B4-10F scale facility)

1-2 Rebuilding customer trust

Investigation result

✓ Incident Impact

- Unauthorized payment (368 subs., KRW 240mn.)
- Data breach IMSI, IMEI, phone numbers (22,227 subs.)
- Malware(including BPF Doors) detected on 94 servers; no evidence of personal data breach

Appreciation package

✓ USIM replacement for total subscribers

✓ Cancellation fee waivers ('25.12.31~'26.01.13)

✓ Appreciation programs('26.02~'26.08)

- Five preferred benefits* for six months

* Data 100GB / Membership discounts / Free OTT/ Roaming 50% off / Free Security insurance

Measures to prevent recurrence

✓ Governance

- CISO Position Establishment
- Regularized cybersecurity reporting to the BoD
- Recruit cybersecurity staff

✓ Investment KRW 1tn. (over five years)

- Mid-to-long-term Security Innovation Planning
- Company-wide Security Transformation (e.g. adoption of AI tech.)

✓ System enhancement

- Strengthen Zero-Trust* Security Framework
- Advance Integrated monitoring system
- Expand access controls and encryption

✓ Femtocell Mgmt.

- Shortened authentication period
- Blocked and retrieved inactive femtocells
- Applied enhanced security policy

*Zero Trust is a security model that operates on the principle of "never trust, always verify".

5

6 AICT Company AICT Transformation FY2028 Financial Target and Action Plans1-2 Secure Profitability Asset Optimization Additional Shareholder Return

1 2025 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix Contents

8 Income Statement1 (Unit: KRW bn) 1) OP Margin1 = Operating Income/Service Revenue 4Q24 3Q25 4Q25 QoQ YoY 2024 2025 YoY Operating Revenue 6,575.6 7,126.7 6,845.0 -4.0% 4.1% 26,431.2 28,244.2 6.9% Service Revenue 5,754.7 5,920.8 5,949.4 0.5% 3.4% 23,005.9 23,388.4 1.7% Sale of goods 820.9 1,205.9 895.6 -25.7% 9.1% 3,425.2 4,855.9 41.8% Operating Expense 7,230.7 6,588.6 6,617.7 0.4% -8.5% 25,621.7 25,775.1 0.6% Operating Income -655.1 538.2 227.3 -57.8% Turn to profit 809.5 2,469.1 205.0% Margin -10.0% 7.6% 3.3% -4.1 %p 1 3.3%p 3.1% 8.7% 5.6%p Margin1 -11 .4% 9.1% 3.8% -5.3%p 1 5.2%p 3.5% 1 0.6% 7.1%p Non-op. Income/Loss -354.9 55.3 -89.5 Turn to loss Reduced loss -224.8 -51.0 Reduced loss Income before taxes -1,010.1 593.4 137.9 -76.8% Turn to profit 584.7 2,418.1 313.6% Net Income -769.6 445.3 91.5 -79.5% Turn to profit 417.1 1,836.8 340.4% Margin -11 .7% 6.2% 1 .3% -4.9%p 13.0%p 1 .6% 6.5% 4.9%p EBITDA 318.0 1,503.9 1,197.3 -20.4% 276.5% 4,687.2 6,349.3 35.5% Margin 4.8% 21 .1% 1 7.5% -3.6%p 1 2.7%p 1 7.7% 22.5% 4.8%p • Revenue +6.9% YoY driven by growth in telecom, real estate, and DC/Cloud business • OP +205.0% reflecting KT Group-wide efforts for profitability and gains from real estate development K-IFRS / Consolidated

9 Operating Expenses2 (Unit: KRW bn) [Selling Expense (KT Separate)] (Unit: KRW bn) • Total expenses held flat YoY : Labor and depreciation efficiency offset higher selling expense from subs. growth K-IFRS / Consolidated 4Q24 3Q25 4Q25 QoQ YoY 2024 2025 YoY Operating Expenses 7,230.7 6,588.6 6,617.7 0.4% -8.5% 25,621.7 25,775.1 0.6% Labor Cost 2,189.6 1,167.6 1,184.0 1.4% -45.9% 5,622.0 4,592.8 -18.3% General Expense 2,791.2 2,725.9 2,788.9 2.3% -0.1% 10,866.2 10,810.4 -0.5% - Depreciation 973.1 965.7 969.9 0.4% -0.3% 3,877.7 3,880.2 0.1% Cost of Service 667.5 778.5 701.2 -9.9% 5.0% 2,750.3 2,973.8 8.1% Selling Expense 608.4 632.6 874.8 38.3% 43.8% 2,409.6 2,720.6 12.9% Cost of Goods sold 974.0 1,283.9 1,068.7 -16.8% 9.7% 3,973.5 4,677.5 17.7% 4Q24 3Q25 4Q25 QoQ YoY 2024 2025 YoY Selling Expense 630.7 669.8 883.8 31.9% 40.1% 2,493.7 2,835.0 13.7%

10 Balance Sheet3 • Net debt ratio maintained at prior-year levels, due to capital growth from higher net income (Unit: KRW bn) K-IFRS / Consolidated 121.5% 115.4% 134.9% 130.1% 129.8% 127.3% 122.8% 132.7% 130.0% 123.5% 123.3% 120.7% 46.6% 44.6% 38.5% 39.5% 38.5% 33.5% 30.3% 37.8% 43.8% 36.8% 34.5% 37.4% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 Debt/Equity Net Debt/Equity Dec. 31, 2024 Sep. 30, 2025 Dec. 31, 2025 QoQ YoY Assets 41,880.0 43,012.8 42,948.6 -0.1% 2.6% Cash & Cash equivalents 3,729.5 3,890.3 3,507.0 -9.9% -5.6% Liabilities 23,850.4 23,752.8 23,490.6 -1.1% -1.6% Borrowings 10,520.7 10,532.3 10,785.6 2.4% 2.5% Equity 18,029.5 19,259.9 19,458.0 1.0% 8.1% Capital Stock 1,564.5 1,564.5 1,564.5 - - Net Debt 6,804.0 6,642.0 7,278.6 9.6% 7.0% Debt / Equity 132.7% 123.3% 120.7% -2.6%p -12.0%p Net Debt / Equity 37.8% 34.5% 37.4% 2.9%p -0.4%p

11 CAPEX4 ■ Major Subsidiaries’ CAPEX Includes Finance, Media, DC/Cloud, Real Estate, etc. ■ KT Separate CAPEX Access network, Backbone Network, B2B and etc. K-IFRS / Separate and major subsidiaries (Unit: KRW bn) • FY25 Total CAPEX Execution: KRW 2,143.9bn (KT Separate), KRW 795.8bn(Major Subsidiaries) 3,534 3,319 3,124 2,940 2,721 2,412 2,300 2,144 813 907 824 796 2022 2023 2024 2025 KT Major Subsidiaries

1 2025 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix Contents

13 KT - Wireless • Wireless service revenue +3.3% YoY with expanded subscriber base (5G penetration 81.8%) • Continued efforts to differentiate products, distribution and pricing 1 (Unit: KRW bn) 4Q24 3Q25 4Q25 QoQ YoY 2024 2025 YoY Wireless 1,717.8 1,809.6 1,811.0 0.1% 5.4% 6,959.9 7,155.4 2.8% Wireless Service 1,648.8 1,733.6 1,735.7 0.1% 5.3% 6,633.1 6,850.9 3.3% Interconnection 69.0 76.0 75.3 -1.0% 9.1% 326.8 304.5 -6.8% Wireless Subscribers (Unit: Thousands) K-IFRS / Separate 7,182 7,259 7,649 8,057 8,368 5,581 5,832 6,180 6,574 6,974 2,969 2,802 2,795 2,649 2,487 10,400 10,552 10,866 11,048 11,156 4Q24 1Q25 2Q25 3Q25 4Q25 Handset(5G) Handset(exc.5G) 2nd device & IoT MVNO 26,132 26,445 27,491 28,328 28,985

14 KT - Fixed Line • Broadband rev up +1.9% YoY, due to increase in GiGA subscribers and value-added services • Media rev. up +1.7% YoY, backed by IPTV net adds and growth in outdoor advertising biz. 2 (Unit: Thousands) Broadband Subscribers (Unit: Thousands) IPTV Subscribers 4Q24 3Q25 4Q25 QoQ YoY 2024 2025 YoY Fixed Line 1,317.1 1,331.9 1,333.0 -0.1% 1.2% 5,268.8 5,311.3 0.8% Broadband 625.4 636.7 636.8 0.0% 1.8% 2,486.9 2,533.5 1.9% Media 523.2 534.4 538.3 0.7% 2.9% 2,082.6 2,118.9 1.7% Home Telephony 168.6 160.9 157.9 -1.8% -6.3% 699.4 658.9 -5.8% Subscribers GiGA (%) (Unit: KRW bn) K-IFRS / Separate 9,956 9,984 10,073 10,135 10,170 4Q24 1Q25 2Q25 3Q25 4Q25 69.2% 69.4% 69.7% 70.0% 70.1% 9,449 9,438 9,490 9,520 9,533 4Q24 1Q25 2Q25 3Q25 4Q25

15 KT - B2B Services3 (Unit: KRW bn) Corp.Broadband/Data Revenue Revenue of AI/IT ※ AI/IT rev includes: AX platform-based including AICC, IoT, Multi/Hybrid Cloud, and Smart Mobility 4Q24 3Q25 4Q25 QoQ YoY 2024 2025 YoY B2B Service 856.5 932.7 858.6 -7.9% 0.2% 3,560.6 3,606.3 1.3% (Unit: KRW bn) (Unit: KRW bn) ※ Corp. Broadband/Data rev includes: Leased line, Kornet, VPN, Global data K-IFRS / Separate • Despite the ongoing rationalization of low-margin businesses, B2B rev. + 1.3% YoY driven by balanced growth between the telecom and AI/IT businesses YoY +3.1% YoY +2.7% 1,276.5 1,299.7 1,334.4 2023 2024 2025 988.1 1,105.8 1,140.0 2023 2024 2025

16 Major Subsidiaries4 • kt cloud rev. +27.4% YoY, due to increased usage of DC from global clients and public AI Cloud • kt estate rev +15.9% YoY, supported by growth in hotel business and new development* project Revenue of Major Subsidiaries (consolidated) 4Q24 3Q25 4Q25 QoQ YoY 2024 2025 YoY BC Card 961.1 918.3 934.9 1.8% -2.7% 3,805.8 3,635.0 -4.5% kt skylife 257.0 246.9 247.4 0.2% -3.8% 1,022.9 984.4 -3.8% Content Subsidiaries* 163.4 153.3 155.3 1.3% -4.9% 593.5 595.8 0.4% kt cloud 221.0 249.0 277.9 11.6% 25.8% 783.2 997.5 27.4% kt estate 174.8 186.9 234.8 25.6% 34.3% 620.5 719.3 15.9% *kt nasmedia,kt studiogenie(Genie music, Storywiz, and others incl.) *The performance of PlayD was reflected up to 1Q25(disposed on Apr. 3,2025) Subsidiaries’ OP Contribution (Unit: KRW bn) K-IFRS / Consolidated(each subsidiary) (Unit: KRW bn) 89.9 288.7 546.1 197.3 132.1 4Q24 1Q25 2Q25 3Q25 4Q25 463.0 1,164.1 2024 2025 YoY +151.5%

1 2025 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix Contents

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	4Q24	1Q25	2Q25	3Q25	4Q25
Operating revenue	**6,575.6**	**6,845.1**	**7,427.4**	**7,126.7**	**6,845.0**
Service revenue	5,754.7	5,700.4	5,817.8	5,920.8	5,949.4
Sale of goods	820.9	1,144.7	1,609.6	1,205.9	895.6
Operating expense	**7,230.7**	**6,156.3**	**6,412.6**	**6,588.6**	**6,617.7**
Cost of Service	6,256.7	5,114.1	5,129.9	5,304.6	5,548.9
Labor cost	2,189.6	1,121.8	1,119.4	1,167.6	1,184.0
General expense	2,791.2	2,655.8	2,639.7	2,725.9	2,788.9
Cost of service	667.5	738.4	755.8	778.5	701.2
Selling expense	608.4	598.0	615.1	632.6	874.8
Cost of Goods sold	974.0	1,042.3	1,282.6	1,283.9	1,068.7
Operating income	**-655.1**	**688.8**	**1,014.8**	**538.2**	**227.3**
N-OP income (loss)	**-354.9**	**23.1**	**-39.9**	**55.3**	**-89.5**
N-OP income	611.5	199.1	351.4	132.7	264.5
N-OP expense	969.7	167.9	407.1	74.2	367.7
Equity Method (G/L)	3.3	-8.2	15.7	-3.3	13.7
Income bf tax	**-1,010.1**	**711.8**	**974.9**	**593.4**	**137.9**
Income tax	-240.4	145.0	241.6	148.2	46.5
Net income	**-769.6**	**566.8**	**733.3**	**445.3**	**91.5**
NI contribution to KT	-655.6	539.8	687.9	391.5	111.7
EBITDA	**318.0**	**1,657.4**	**1,990.7**	**1,503.9**	**1,197.3**
EBITDA Margin	4.8%	24.2%	26.8%	21.1%	17.5%

KT Separate	4Q24	1Q25	2Q25	3Q25	4Q25
Operating revenue	**4,571.6**	**4,682.0**	**4,772.8**	**5,109.0**	**4,760.2**
Service revenue	3,995.8	4,044.5	4,131.7	4,179.9	4,122.5
Handset revenue	575.8	637.5	641.1	929.1	637.7
Operating expense	**5,316.6**	**4,281.9**	**4.304.1**	**4,768.1**	**4,664.9**
Cost of Service	4,713.8	3,620.7	3.677.4	3,837.8	4,042.6
Labor cost	1,545.1	460.2	463.0	492.8	431.9
General expense	1,905.9	1,875.7	1.856.0	1,956.7	2,052.3
Cost of service	620.0	647.5	690.6	707.4	656.5
Selling expense	642.8	637.4	667.8	680.9	901.9
Cost of Devices sold	602.8	661.2	626.7	930.3	622.4
Operating income	**-745.0**	**400.1**	**468.7**	**340.9**	**95.3**
N-OP income (loss)	**-134.5**	**48.2**	**-46.2**	**39.3**	**-4.3**
N-OP income	538.7	158.2	317.6	72.6	217.8
N-OP expense	673.2	110.0	363.9	33.2	222.2
Income bf tax	**-879.5**	**448.3**	**422.5**	**380.2**	**90.9**
Income tax	-228.1	82.9	64.5	90.5	42.2
Net income	**-651.4**	**365.4**	**358.0**	**289.7**	**48.7**
EBITDA	**70.4**	**1,210.6**	**1.281.7**	**1,153.8**	**900.2**
EBITDA Margin	1.5%	25.9%	26.9%	22.6%	18.9%

18

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	4Q24	1Q25	2Q25	3Q25	4Q25
Assets	**41,880.0**	**42,185.6**	**42,193.3**	**43,012.8**	**42,948.6**
Current assets	14,251.9	14,458.5	14,385.4	15,123.6	13,977.5
Cash & cash equivalents	3,716.7	3,133.0	3,794.4	3,890.3	3,507.0
Trade & other receivables	3,987.3	4,217.8	3,955.6	4,215.7	3,963.7
Inventories	940.2	853.9	443.9	443.8	416.1
Other current asset	5,607.8	6,253.8	6,191.5	6,573.7	6,090.7
- Prepaid_Contract cost	1,233.6	1,325.3	1,304.0	1,450.7	1,484.6
- Contract assets	577.4	597.9	744.2	805.2	764.9
Non-current assets	27,628.0	27,727.1	27,808.0	27,889.2	28,971.0
Trade & other rec	381.8	336.3	378.3	422.1	463.1
Tangible assets	14,825.8	14,398.1	14,226.4	14,121.1	14,258.5
Other current assets	12,420.4	12,992.7	13,203.3	13,346.0	14,249.5
- Prepaid_Contract cost	504.6	462.3	631.5	629.2	614.5
- Contract assets	223.4	208.3	146.1	173.2	261.4
Liabilities	**23,883.4**	**23,847.3**	**23,316.2**	**23,752.8**	**23,490.6**
Current liabilities	13,874.7	13,134.6	12,123.5	12,223.6	11,692.8
Trade & other payables	7,394.8	6,952.5	7,077.7	7,770.5	6,868.7
Short-term borrowings	3,904.8	3,649.1	2,934.3	2,454.1	2,499.5
Others	2,575.2	2,533.0	2,111.4	1,999.0	2,324.5
- Contract liabilities	226.4	244.1	330.3	228.1	207.8
Non-current liabilities	10,008.7	10,712.7	11,192.7	11,529.2	11,797.8
Trade & other payables	578.4	372.4	383.7	386.6	328.3
Long-term borrowings	6,615.9	7,520.5	7,815.9	8,078.2	8,286.0
Others	2,814.3	2,819.9	2,993.2	3,064.4	3,183.5
- Contract liabilities	46.9	48.4	36.6	33.4	31.9
Equity	**17,996.5**	**18,338.3**	**18,877.1**	**19,259.9**	**19,458.0**
Retained earnings	13,779.8	14,197.4	14,739.9	14,986.2	14,964.3

KT Separate	4Q24	1Q25	2Q25	3Q25	4Q25
Assets	**29,528.9**	**29,041.0**	**29,008.7**	**29,049.2**	**29,677.6**
Current assets	6,892.6	7,016.3	7,022.2	7,127.8	7,212.5
Cash & cash equi.	1,540.6	1,150.6	1,419.9	1,095.5	1,585.9
Trade & other rec.	2,904.8	3,209.5	2,958.1	3,186.5	2,915.7
Inventories	224.7	190.2	166.7	155.2	94.3
Other current asset	2,222.5	2,465.9	2,477.5	2,690.7	2,616.6
- Prepaid_Contract cost	1,308.8	1,405.7	1,389.3	1,549.9	1,583.8
- Contract assets	521.1	521.4	667.8	707.8	630.0
Non-current assets	22,636.3	22,024.7	21,986.5	21,921.4	22,465.1
Trade & other rec	309.1	241.1	278.9	319.9	362.9
Tangible assets	11,477.7	11,068.3	10,913.7	10,748.7	10,932.3
Other current assets	9,953.2	9,856.6	9,941.2	10,028.4	10,357.6
- Prepaid_Contract cost	493.4	454.8	625.6	624.1	595.2
- Contract assets	198.2	182.3	116.1	140.1	226.8
Liabilities	**15,108.7**	**14,409.3**	**14,165.6**	**13,986.4**	**14,451.0**
Current liabilities	7,633.2	7,265.4	7,074.7	6,539.8	6,862.3
Trade & other payables	4,585.8	4,258.8	4,459.9	4,545.4	4,592.5
Short-term borrowings	2,434.2	2,263.0	1,895.4	1,310.4	1,323.8
Others	613.2	743.6	719.5	684.1	946.0
- Contract liabilities	208.4	217.8	204.8	198.3	185.7
Non-current liabilities	7,475.5	7,144.0	7,090.9	7,446.6	7,588.7
Trade & other payables	979.4	672.0	666.8	649.8	622.1
Long-term borrowings	5,437.7	5,417.6	5,184.4	5,499.5	5,744.9
Others	1,058.4	1,054.4	1,239.7	1,297.2	1,221.7
- Contract liabilities	34.5	37.5	28.0	27.3	24.8
Equity	**14,420.2**	**14,631.7**	**14,843.1**	**15,062.8**	**15,226.6**
Retained earnings	11,717.9	11,965.0	12,156.4	12,301.6	12,219.9

19

K-IFRS / Separate

3 Subscribers

(Unit: Thousands)

Wireless Subscribers	4Q 24	1Q 25	2Q 25	3Q 25	4Q 25	QoQ	YoY
Total	26,132	26,445	27,491	28,328	28,985	2.3%	10.9%
- MNO	18,950	19,186	19,842	20,271	20,618	1.7%	8.8%
- MVNO	7,182	7,259	7,649	8,057	8,368	3.9%	16.5%
5G Handset[1)]	10,400	10,552	10,866	11,048	11,156	1.0%	7.3%
Churn rate[2)]	1.1%	1.0%	1.0%	1.2%	1.0%	-0.2%p	-0.1%p
ARPU (KRW)[3)]	34,567	34,856	35,236	35,295	35,335	0.1%	2.2%

1) 5G Handset : Retroactively applied from 1Q23 based on the change of subscriber disclosure criteria by the MSIT (excludes 5G 2nd Device and 5G IoT)

2) Churn rate : Based on MNO subscribers (excludes IoT)

3) ARPU = Wireless revenue* / Wireless subscribers**

* Wireless revenue(3G, LTE, 5G incl.): Revenue of Voice/Data usage (Interconnection/Subscription fee exc.), VAS, Contract/ Bundled Discounts, and etc. incl.

** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter (IoT/M2M exc.)

(Unit: Thousands)

Fixed Line Subscribers	4Q 24	1Q 25	2Q 25	3Q 25	4Q 25	QoQ	YoY
Telephony	11,475	11,320	11,175	11,039	10,890	-1.4%	-5.1%
- PSTN	8,264	8,122	7,988	7,851	7,716	-1.7%	-6.6%
- VoIP	3,211	3,198	3,186	3,188	3,174	-0.4%	-1.2%
Broadband	9,956	9,984	10,073	10,135	10,170	0.3%	2.1%
IPTV (GTV+GTS)	9,449	9,438	9,490	9,520	9,533	0.1%	0.9%

※ Number of IPTV subscribers above differs from MSIT figures that follow the IPTV law

- Number of KT pay TV subscribers in 2H 2024 is 8,987,351 (6-month average)

20